Exhibit II

to

Schedule 13G

Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated July 10, 2015 in connection with their beneficial ownership of Mattson Technology, Inc. Each of Columbia Seligman Communications & Information Fund and Columbia Management Investment Advisers, LLC authorizes Ameriprise Financial, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.

Ameriprise Financial, Inc.

By:	/s/ Richard Dluzniewski
Richard Dluzniewski
Vice President-Control and Operational Risk-Operations and Investor Services

Columbia Management Investment Advisers, LLC

By:	/s/ Amy Johnson
Amy Johnson
Title:	COO and Managing Director

Columbia Seligman Communications & Information Fund

By:	/s/ Paul Goucher
Paul Goucher
Senior Vice President, Chief Legal Officer and Assistant Secretary